

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2018

William C. Marsh
Chairman of the Board, President and Chief Executive Officer
Emclaire Financial Corp.
612 Main Street
Emlenton, PA 16373

   Re: Emclaire Financial Corp.
     Registration Statement on Form S-4
     Filed July 2, 2018
     File No. 333-226031

Dear Mr. Marsh:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Eric Envall, Staff Attorney at (202) 551-3234 with any questions.

         Division of Corporation Finance
         Office of Financial Services